January 20, 2010

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4628
Attn:	Norman Gholson
Attorney-Advisor

Re:	Synutra International, Inc.
Registration Statement on Form S-3
Filed December 11, 2009
File No. 333-163677

Ladies and Gentlemen:

We received your letter dated December 30, 2009 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced Registration Statement on Form S-3 (File No. 333-163677) (the “Registration Statement”) filed under the Securities Act of 1933. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold and italics prior to the response to such comment. Throughout our response, references to “the Company,” “we,” or “our” refer to Synutra International, Inc.

General

1.
We note that you have outstanding a registration statement on Form S-3, file number 333-144983, filed July 31, 2007, that has not yet been declared effective.  Please tell us what you intend to do with this registration statement.

We respectfully advise the Staff that the Company intends to submit a request to withdraw the registration statement on Form S-3, file number 333-144983.

2.
We note that there are unresolved, outstanding staff comments on your Form 10-K for the fiscal year ended March 31, 2009 and your Form 10-Q for the fiscal quarter ended June 30, 2009, which were the subject of a comment letter from us dated October 28, 2009.  Please provide us with responses to those outstanding comments.  Please note that we will not act on any request for acceleration of effectiveness of your registration statements until you have resolved all prior comments.

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We respectfully advise the Staff that on January 20, 2010, we submitted a response to the Staff comment letter dated October 28, 2009.

Registration Statement on Form S-3 Filed December 11, 2009

Selling Stockholders, page 10

3.
We note that Beams Power Investment Limited intends to resell 36,000,000 shares.  Please provide us with an analysis as to why this transaction is not a primary offering with Beams Power Investment Limited, Xiuqing Meng and Liang Zhang (your Chairman and CEO) acting as underwriters.  In your response, please be sure to compare the amount of shares being registered for resale on behalf of Beams Power with the amount of your public float.

The Company respectfully submits that it believes that Beams Power Investment Limited (“Beams”), Xiuqing Meng and Liang Zhang, should not be viewed as “underwriters” within the statutory definition of Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”), and that no revision to the prospectus contained in the Registration Statement is necessary in this regard.

Background

Liang Zhang, the Company’s current Chairman and Chief Executive Officer founded the Company’s business operations in 1998.  Beams, a company in which Liang Zhang’s wife, Xiuqing Meng, is the sole shareholder and director, was one of the initial founding investors in the Company.  Beams, Xiuqing Meng and Liang Zhang are collectively referred to herein as the “Founders.”  In a series of related transactions between 2003 and 2005, Synutra Inc., an intermediate holding company incorporated in Illinois (“Synutra Illinois”) acquired the interest in the Company’s operating subsidiaries in China.  On July 15, 2005, Synutra Illinois completed a reverse acquisition with Vorsatech, pursuant to which Beams was issued the 36,000,000 shares Beams intends to resell pursuant to the Registration Statement (the “Founder Shares”) in exchange for all of the outstanding capital stock of Synutra Illinois held by it.

 Staff Guidance

Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

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The question of whether a selling stockholder is an underwriter depends on the facts and circumstances.  Compliance and Disclosure Interpretation 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to resales of such securities “depends on the particular facts and circumstances of the particular case.” See also SEC Release No. 33-6383.

The Staff has issued further guidance in Compliance and Disclosure Interpretation 612.09 that provide the following list of factors that should be considered when evaluating the facts and circumstances of whether a selling stockholder is actually acting as an underwriter selling on behalf of an issuer: “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Analysis

Each of the six factors of Compliance and Disclosure Interpretation 612.09 is discussed below.

A.           The Period for which Beams has Held the Shares

As referenced above, the Founders founded our operations in 1998 and originally owned shares in the private operating company, and subsequently shares in Synutra Illinois, when Synutra Illinois acquired the interest in the Company’s operating subsidiaries in China. The Founders then received the Founder Shares as part of the reverse merger transaction in 2005 when the Company became a public company.  Under the safe harbor provisions of Rule 144 of the Securities Act, non-affiliates of an issuer are able to sell unlimited amounts of unregistered securities if they have held the shares for six months or one year as appropriate under Rule 144, a holding period which is considered sufficient for the shares to have come to rest.  The Founders have held the Founder Shares for well over one year and have accepted the market risk of their investment since the Company’s operations began in 1998, over ten years ago, a holding period demonstrating the Founders’ intention to purchase securities from the Company and hold them as an investment.

B.           The Circumstances under which the Founders Received the Shares

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The Founders obtained the Founder Shares in circumstances indicative of an investment, not an underwritten transaction.  In a typical underwriting, the issuer issues securities to the underwriter for cash, at a discount to the market price to compensate the underwriter for its selling efforts and for bearing market risk.  The Founders received the Founder Shares in a transaction involving consideration other than cash and the transaction was not at an express or implied purchase price less than the prevailing market price at the time of the transaction.  In addition, the Founders have not, and will not, receive a commission or any other remuneration from the Company if and when Beams sells the Founder Shares.  Furthermore, the Founders will retain all proceeds to the extent Beams sells the Founder Shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received therefrom.

C.           The Founders’ Relationship to the Issuer

As referenced above, the Founders founded the operations of the Company.  They are not broker-dealers, institutional investors, hedge funds or other persons who might purchase securities in the Company with a view towards distribution.  Their investment has been at risk for over ten years, extending to the time before the Company had a public trading market.  The Founders have already provided real and considerable value to the Company in exchange for the Founder Shares.  The Founders are not conduits for the Company; they are founders, who after years of being at risk are seeking investment liquidity.  To the extent Beams sells the Founder Shares pursuant to the Registration Statement, the Founders will retain all proceeds therefrom, and Liang Zhang intends to continue as the Company’s Chairman and Chief Executive Officer.  In contrast, in an underwritten offering, the company would receive the proceeds of the offering, either before or after the sales by the underwriters, and the underwriters would not, either prior to or following the offering, manage or control the company.

D.           The Amount of Shares to be sold by the Founders

As of December 11, 2009, the filing date of the Registration Statement, the Company had 54,000,713 shares outstanding.  Of such shares, 14,000,713 shares are held by non-affiliates of the Company.  The Founders seek to register approximately 36,000,000 shares of common stock pursuant to the Registration Statement, constituting approximately 66.7% of the total outstanding shares and in excess of the public float of the Company.  It has been reported that the Staff has expressed concerns that a registered resale offering involving more than 33% of the issuers’ outstanding shares held by non-affiliates may constitute indirect primary offerings.  While the number of shares registered is above the 33% screening test typically employed by the Staff to determine whether a purported secondary offering should be re-characterized as a primary offering, the Company respectfully submits that this is only one factor relevant to the analysis of whether or not the offering actually constitutes a primary offering.  All other factors lead to the conclusion that the Founders should not be viewed as “underwriters” under the Securities Act.

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E.           The Founders are not in the Business of Underwriting Securities

The Founders are not and have never been, in the business of underwriting securities or a registered broker-dealer.  The Founders purchased the Founder Shares for their own account for investment purposes and not with a view towards resale, transfer or distribution.  In addition, the Founders currently have no agreement or understanding to act in concert with the Company or any other person to distribute the Company’s securities, and the Company has no influence over the timing, nature or volume of the Founders resales of common stock.

F.	Under all of the Circumstances it Does Not Appear that the Founders Are Acting as a Conduit for the Issuer

The Founders are the founders of the Company.  They did not purchase the Founder Shares with a view towards distribution.  The Founders have incurred the economic risk for the Founder Shares for more than a decade and thus far have never sold any of the shares Beams has owned in the Company since it began its operations.  In contrast, underwriters typically desire to sell shares before they are even acquired to eliminate market risk, among other reasons.

The Company respectfully submits that based on the totality of the facts and circumstances, the Founders should not be considered underwriters in this case.  Only one factor - the amount of shares involved and the percentage of public float is met here.  The Company respectfully contends that this is insufficient to change the first resales by the Founders and long-standing affiliates who have accepted the market risk of their investment and have provided real and considerable value to the Company for years, into underwriters.

*  *  *

We appreciate the Staff’s comments and request the Staff contact Robert Plesnarski of O’Melveny & Myers LLP at (202) 383-5149 with any questions or comments regarding this letter.

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Sincerely,

/s/ Weiguo Zhang

Weiguo Zhang
Chief Operating Officer and President

cc:	Joseph Chow, Chief Financial Officer
Synutra International, Inc.
Robert Plesnarski
O’Melveny & Myers LLP
David Roberts
O’Melveny & Myers LLP